SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 7)

EMERGENT CAPITAL, INC.

(Name of Issuer)

Common Stock, $0.01 Par Value Per Share

(Title and Class of Securities)

29102N105

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 29102N105	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS North Star Partners, L.P. 13-3863788
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Less than 5% of the number of outstanding shares of any class of capital stock.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER Less than 5% of the number of outstanding shares of any class of capital stock.
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5% of the number of outstanding shares of any class of capital stock.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5% of the number of outstanding shares of any class of capital stock.
12	TYPE OF REPORTING PERSON PN

CUSIP No. 29102N105	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NS Advisors, LLC 03-0439233
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Connecticut

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Less than 5% of the number of outstanding shares of any class of capital stock.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER Less than 5% of the number of outstanding shares of any class of capital stock.
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5% of the number of outstanding shares of any class of capital stock.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5% of the number of outstanding shares of any class of capital stock.
12	TYPE OF REPORTING PERSON OO

(1) NS Advisors, LLC holds an indirect beneficial interest in the shares which are directly beneficially owned by North Star Partners, L.P.

CUSIP No. 29102N105	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Andrew R. Jones
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER Less than 5% of the number of outstanding shares of any class of capital stock.
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER Less than 5% of the number of outstanding shares of any class of capital stock.
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Less than 5% of the number of outstanding shares of any class of capital stock.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 5% of the number of outstanding shares of any class of capital stock.
12	TYPE OF REPORTING PERSON IN

(1) Mr. Jones may be deemed to hold an indirect beneficial interest in the shares, which are directly beneficially owned by North Star Partners, L.P. because he is the managing member of NS Advisors, LLC which is the general partner of North Star Partners, L.P. Mr. Jones disclaims any beneficial ownership of the shares of Common Stock covered by this Statement in which he does not have a pecuniary interest.

CUSIP No. 29102N105	Page 5 of 8 Pages

Item 1(a).	Name of Issuer: Emergent Capital, Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices: 5355 Town Center Road, Suite 701, Boca Raton, Florida 33486
Item 2(a).

Name of Person Filing:

North Star Partners, L.P. (“Partners”)

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NS Advisors, LLC (“Advisors”)

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Andrew R. Jones

Item 2(b).	Address of Principal Business Office or, if None, Residence: 274 Riverside Avenue, Westport, CT 06880
Item 2(c).

Citizenship:

Partners is a Delaware limited partnership.

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Advisors is a Connecticut limited liability company.

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Mr. Jones is a United States citizen.

CUSIP No. 29102N105	Page 6 of 8 Pages

Item 2(d).	Title of Class of Securities: Common Stock, $0.01 Par Value Per Share.
Item 2(e).	CUSIP Number: 29102N105
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or Dealer registered under Section 15 of the Act.
(b)	☐	Bank as defined in Section 3(a)(6) of the Act.
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.
(e)	☐	Investment Adviser registered in accordance with Rule 13d-1(b)(1)(ii)(E).
(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d--1(b)(1)(ii)(F).
(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940.
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this Statement is filed pursuant to Rule 13d-1(c), check this box ☒.

CUSIP No. 29102N105	Page 7 of 8 Pages

Item 4.

Ownership.

(a)   Amount beneficially owned by all Reporting Persons: Less than 5% of the number of outstanding shares of any class of capital stock.

(b)   Percent of Class: Less than 5% of the number of outstanding shares of any class of capital stock.

(c)   Number of Shares as to which the Reporting Persons have:

(i)                Sole power to vote or to direct the vote: Less than 5% of the number of outstanding shares of any class of capital stock.

(ii)               Shared power to vote or to direct the vote: 0

(iii)              Sole power to dispose or to direct the disposition of: Less than 5% of the number of outstanding shares of any class of capital stock.

(iv)              Shared Power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☑.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.
Item 8.

Identification and Classification of Members of the Group.

See Item 2(a)-(c). In 2017, North Star Partners II, L.P. merged into North Star Partners, L.P. All of the interests that were beneficially owned by North Star Partners II, L.P. are now beneficially owned by North Star Partners, L.P.

Item 9.	Notice of Dissolution of Group. Not Applicable.
Item 10.

Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 29102N105	Page 8 of 8 Pages

SIGNATURE

Date: February 14, 2020	NORTH STAR PARTNERS, L.P.

	By:	NS Advisors, LLC, General Partner

		By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

NS ADVISORS, LLC

	By:	/s/ Andrew R. Jones
Andrew R. Jones, Managing Member

/s/ Andrew R. Jones
Andrew R. Jones, Individually